Methanex Corporation
1800 - 200 Burrard St.
Vancouver, BC Canada V6C 3M1
Investor Relations: 604-661-2600
Toll-Free: 1-800-661-8851
http://www.methanex.com

November 12, 2019

United States Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549
Attention: Terence O’Brien, Accounting Branch Chief

RE: Methanex Corporation
Form 40-F for the Year Ended December 31, 2018
Filed March 12, 2019
File No. 000-20115

Dear Ms. Howser and Mr. O’Brien:

In your letter dated November 6, 2019 (the “Staff Comment Letter”) you requested that we respond to your comments regarding our Form 40-F for the Year Ended December 31, 2018 within ten business days or advise you when we would provide a response.

We would like to request an extension of an additional ten business days to provide a response due to time constraints of certain personnel. Accordingly, we respectfully request an extension until December 6, 2019 to file our response to the Staff Comment Letter.

Thank you for your consideration of our request for extension. If you have any questions, or require additional information please call 604-661-2600.

Sincerely,

METHANEX CORPORATION

Ian P. Cameron
Senior Vice President, Finance and Chief Financial Officer

cc:
McCarthy Tetrault LLP